SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

November 6, 2007

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kackertstrasse
D-52072 Aachen
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG

Group Interim Report

For the Nine Months

Ended September 30, 2007

Group Interim Report as of September 30, 2007

1. Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

2. Business and Operating Environment

2.1. Corporate Structure

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc. (Sunnyvale/USA), Thomas Swan Scientific Equipment Ltd. (Cambridge/United Kingdom), Epigress AB (Lund/Sweden), AIXTRON Korea Co. Ltd., (Seoul/South Korea), AIXTRON KK (Tokyo/Japan) and AIXTRON Taiwan Co. Ltd. (Hsinchu-City/Taiwan).

All financial information contained in this Management Report, including comparable prior-year numbers, is reported in accordance with International Accounting Standard (IAS) 34, „“Interim Financial Reporting”.

2.2. Management and Control

As compared to December 31, 2006, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of September 30, 2007. AIXTRON did not conclude or carry out any material transactions with related parties.

2.3. Products, Business Processes, Locations

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed agents.

AIXTRON’s business activities include developing and producing equipment for coating semiconductor materials, process engineering, installing laboratory equipment, consulting and training, including ongoing customer support.

AIXTRON’s product range includes customized production-scale Compound Semiconductor systems capable of depositing material films on up to 95 x two-inch diameter wafers, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (MOCVD) or organic thin film deposition on up to Gen. 3.5 substrates, including Organic Vapor Phase Deposition (OVPD®). In addition, AIXTRON manufactures semiconductor systems for silicon market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”). Furthermore, AIXTRON designs small systems for research and development use and small-scale production.

The Company is headquartered in Aachen, Germany, and had a total of 9 facilities worldwide as of September 30, 2007:

Locations September 30, 2007

Facility location	Use	Approx. size
		(sq. m.)
Aachen, Germany (owned)	Headquarters, Manufacturing, Sales,
	Research and Development	7,260
Herzogenrath, Germany (owned)	Manufacturing, Sales and Service, Engineering	12,457
Cambridge, UK (leased)	Manufacturing, Sales and Service, Engineering	2,180
Lund, Sweden (leased)	Engineering, Service	449
Sunnyvale, CA, USA (leased)	Manufacturing, Sales and Service, Engineering,
	Research and Development	9,300
Seoul, South Korea (leased)	Sales and Service	1,032
Shanghai, China (leased)	Representative Office	282
Hsinchu, Taiwan (leased)	Sales and Service	1,000
Tokyo, Japan (leased)	Sales and Service	311

2.4. Research & Development

AIXTRON’s R&D activities are critical for the Company’s long-term strategy, to remain one of the world’s leading providers of advanced deposition equipment for nanostructure-based devices. The various R&D projects AIXTRON is involved in are principally focused on production-oriented developments based on advanced scientific understanding: improved deposition technologies, better layer homogeneity, higher performance and yield are key objectives. This focused approach gives AIXTRON’s equipment outstanding advantages in the manufacture of end-user products such as lasers, LEDs, memory and logic devices. Current projects target improved LED performance, increased speed of telecommunication devices, better energy efficiency of organic and inorganic solar cells, improved performance of OLED lighting, lower cost of all processes, shorter gate lengths for higher speed of processors and improved performance of computer memories. This strategic focus on R&D leads to continual improvement of existing equipment and the development of next generation solutions in the manufacture of end-user products such as lasers, LEDs, memory and logic devices.

The most recent example of the Company’s strategic R&D, is AIXTRON’s membership inclusion in the CSA (China Solid State Lighting Alliance) announced in August 2007. The main target of the CSA is to promote the technological advancement and industrialization of the Chinese Solid State Lighting Industry. As a member of CSA, the Company recently organized a seminar on “Epitaxy” for Solid State Lighting applications in conjunction with a conference on Solid State Lighting in Shanghai on August 21/22. In line with ongoing local R&D and educational support activities, this type of direct participation will enable AIXTRON to further strengthen their future position in the Chinese LED industry.

	2007	2006
Key R&D Information	Q1-Q3	Q1-Q3	Change

R&D expenses (million €)	20.4	18.7	9%
R&D expenses, % of sales	13%	17%
R&D employees (period average)	206	183	13%
R&D employees, % of total headcount (period average)	35%	32%

R&D activities increased in the first nine months of 2007 to EUR 20.4m, or 9 percent year over year (9M/2006: EUR 18.7m). Although increasing in absolute terms, due to the higher revenue base, R&D 9M/2007 expenses, relative to sales, decreased by 4 percentage points to 13 percent year over year (9M/2006: 17%). Compared with the previous quarter, R&D expenses in Q3 slightly decreased to EUR 6.2m (Q2/2007: EUR 7.1m). The decrease is attributable to temporary timing differences in the phasing of expenditure.

3. Summary of Business Development

Following the record revenue number reported in Q1/2007, the Company is now able to report the largest ever quarterly equipment order intake figure in AIXTRON’s history for Q3/2007, largely reflecting the continuation of the positive development of the LED industry demand for the Company’s latest Common Platform Compound systems.

As per September 30, 2007, AIXTRON has delivered strong nine months revenues of EUR 160.7m, a 48 percent increase year over year (9M/2006: EUR 108.6m). Q3/2007 revenues (EUR 51.7m) were 14 percent higher than in the previous quarter (Q2/2007: EUR 45.2m).

The record breaking order intake figure in Q3/2007 of EUR 70.0m represents a 39 percent increase over the prior quarter (Q2/2007: EUR 50.3m). In a nine months comparison, equipment order intake (9M/2007: EUR 160.8m) increased by 20 percent over the comparable period in 2006 (9M/2006: EUR 133.5m).

The resulting order backlog of EUR 102.8m as per September 30, 2007 represents a 28 percent increase over the prior quarter (June 30, 2007: EUR 80.3m) and a 5 percent increase on a year over year basis (September 30, 2006: EUR 98.3m). It is also the largest backlog figure, the company has recorded since 2002.

This increase in deposition equipment demand reflects the emergence of the first consumer LED backlighting products appearing in the market, replacing incumbent CCFL technology. These initial products are predominantly small and medium-sized backlighting units utilizing white LEDs. Backlighting products utilizing RGB (red, green, blue) LEDs have not yet emerged in any volume in the commercial market, beyond a few premium product offerings from Asian suppliers. An interesting market development is the degree to which the “premium-player” LED-producers have recently increased the frequency of announcements on new efficiency records for their LEDs, suggesting that they believe they are ahead of the generally accepted roadmaps and that Solid State Lighting may become commercially viable earlier than previously envisaged. Another application area showing a greater level of activity is the automotive industry, including a possible wider introduction of automotive head-lights.

3.1. Financial Highlights

In the first nine months of 2007, AIXTRON delivered total revenues of EUR 160.7m, a 48 percent increase year over year (9M/2006: EUR 108.6m). Reflecting the increasing percentage of common platform system revenues, paired with a favorable product mix, the gross margin slightly improved, despite a weak US Dollar in comparison to the Euro, by 1 percentage point year over year, culminating in a 39 percent gross margin performance by the end of 9M/2007. AIXTRON’s 9M/2007 EBIT figure is a positive EUR 16.4m (compared to a EUR -2.4m loss in 9M/2006), leading to a positive net result of EUR 14.8m in 9M/2007 (compared to a EUR -2.4m loss in 9M/2006). The free cash flow of EUR 5.0m in 9M/2007 compares to EUR 21.3m in 9M/2006, the decrease being largely due to both the timing of payments to suppliers after high production levels and the high volume trade receivables for deliveries made at quarter end in September. With the record equipment order intake figure of EUR 70.0m in Q3/2007, leading to a nine months 2007 order intake of EUR 160.8m, the Company is able to report a significant increase in equipment order intake year over year (9M/2006: EUR 133.5m) and quarter over quarter (Q2/2007: EUR 50.3m), of 20 percent and 39 percent respectively. Order backlog stood at EUR 102.8m by the end of the first nine months of 2007, a 5 percent increase compared with 9M/2006 (EUR 98.3m), but a 28 percent increase over the prior quarter (June 30, 2007: EUR 80.3m). As referred to earlier, it is the largest backlog figure, the company has recorded since 2002.

3.2. Operational Highlights

3.2.1. Compound Semiconductor Systems

Demand for Compound Semiconductor systems in the first nine months of 2007 was largely fuelled by customers increasing their production capacity for all LED colors, i.e. red, orange, yellow, green, blue and white LEDs being used in display panels, automotive and other general applications. The steadily growing production of white LEDs in particular, appears to be driven by the current demand for small and medium-sized LED backlighting units for laptop computers and similar sized small to medium displays. The Company has also experienced a small increase in demand from Asia for systems for the production of blue and red lasers used in optical storage devices. Included in the Q3/2007 order intake figure is the largest value single system order AIXTRON has ever taken for a deposition tool, from Cambridge based Plastic Logic Ltd., which will be used for the thin film deposition of a key organic dielectric layer in the manufacturing process for flexible plastic displays.

In the third quarter of 2007, the Company received an increased number of repeat and multiple orders for the latest high capacity Crius and G4 common platform systems, mainly used for the production of GaN (gallium nitride) LEDs. This increasing trend confirms our confidence that these platform systems, originally launched in December 2005, are being fully qualified and accepted as the industry’s new production standard. All of these high capacity systems are based on the “Integrated Concept” common platform approach, which utilizes a very high degree of common components for our Planetary and CCS (Close Coupled Showerhead) type reactors. In the first nine months of 2007, over 40 percent of Compound system revenues and nearly 70 percent of the order intake consisted of these “Integrated Concept” common platform systems.

3.2.2. Silicon Semiconductor Systems

In the first nine months of 2007, customer demand for AIXTRON Silicon Semiconductor systems, predominantly from Asian memory application customers, has remained relatively stable year over year. Despite industry speculation about potential overcapacity, VLSI, a leading provider of market data for High-Tech Industries reported that capacity utilization in the memory industry, for 65 and 90nm node 300 mm production has reached levels consistently over 90 percent in the third quarter of 2007.

4. Results of Operations, Financial Position, and Net Assets

4.1. Results of Operations

	2007	2006
Key Financials	Q1-Q3	Q1-Q3	Change
(million €)
Revenues	160.7	108.6	48%
Gross profit	62.4	41.5	50%
Gross margin, % revenues	39%	38%	1%
EBIT	16.4	(2.4)	n.c.
EBIT, % revenues	10%	n.c	n.c.
Net result	14.8	(2.4)	n.c.
Net result, % revenues	9%	n.c.	n.c.
Net result per share — basic (€)	0.17	(0.03)	n.c.
Net result per share — diluted (€)	0.17	(0.03)	n.c.
Free cash flow	5.0	21.3	(76)%
Equipment Order Intake	160.8	133.5	20%
Equipment Order Backlog (End of Period)	102.8	98.3	5%

4.1.1. Development of Revenues

In the nine month period ending September 30, 2007, the Company has recorded revenues of EUR 160.7m, a 48 percent increase year over year (9M/2006: EUR 108.6m). The third quarter revenues (Q3/2007: EUR 51.7m) were 14 percent higher than in the prior quarter (Q2/2007: EUR 45.2m) and 26 percent higher than in the previous year (Q3/2006: EUR 40.9m).

	2007 Q1-Q3		2006		Change
Revenues by Technology			Q1-Q3
	(million €)%		(million €)%		(million €)%
Revenues	160.7	100	108.6	100	52.1	48
of which from sale of silicon semiconductor equipment
	33.8	21	33.4	31	0.4	1
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	107.1	67	53.6	49	53.5	100
of which other revenues (service, spare parts, etc.)
	19.8	12	21.6	20	(1.8)	(8)

The most significant aspect of the first nine months revenue development was the specific increase of Compound Semiconductor equipment revenues from EUR 53.5m (49 percent of total revenues) for 9M/2006 to EUR 107.1m (67 percent of total revenues). This increase in relative and absolute values was mainly driven by high LED equipment demand from Asia.

Revenues from the sale of Silicon Semiconductor equipment remained relatively stable with EUR 33.8m achieved in the first nine months of 2007 (9M/2006: EUR 33.4m). Due largely to the higher level of compound system revenues, Silicon Semiconductor revenues as a percentage of total revenues decreased from 31 percent during the first nine months of 2006 to 21 percent during the first nine months of 2007.

During the first nine months of 2007, system equipment sales made up 88 percent of total revenues (an 8 percentage point increase compared to 9M/2006). The remaining revenues were generated by spare parts sales and service.

86 percent (9M/2006: 81 percent) of total revenues in 9M/2007 were delivered to customers in Asia. The remainder were located in Europe (6 percent) and in the U.S. (8 percent).

	2007		2006
Revenues by Region	Q1-Q3		Q1-Q3		Change
	(million €)%		(million €)%		(million €)%
Asia	137.9	86	88.2	81	49.7	56
Europe	9.7	6	10.6	10	(0.9)	(8)
USA	13.1	8	9.8	9	3.3	34
Total	160.7	100	108.6	100	52.1	48

4.1.2. Cost Structure

	2007		2006
Cost Structure	Q1-Q3		Q1-Q3		Change
	(million €)	% of Revenues	(million €)	% of.	(million €)	% of
				Revenues		Revenues
Cost of Sales	98.3	61	67.2	62	31.1	46
Operating Costs	46.1	29	43.9	40	2.2	5
Selling expenses	18.3	11	15.9	15	2.4	16
General and administration expenses
	11.9	7	13.2	12	(1.2)	(9)
Research and development costs
	20.4	13	18.7	17	1.7	9
Other operating income	(5.1)	(3)	(4.4)	(4)	(0.7)	16
Other operating expenses	0.5	n.c.	0.6	n.c.	(0.1)	n.c.

Cost of sales increased by 46 percent to EUR 98.3m, slightly less than the increase in nine months revenues (+48 percent) consequently the 2007 nine months cost of sales relative to revenues decreased slightly from 62 percent to 61 percent. Cost of sales relative to revenues was also 61 percent in the third quarter (Q3/2007: EUR 31.8m), 60 percent in the previous quarter (Q2/2007: EUR 26.9m) and 61 percent in the third quarter of 2006 (Q3/2006: EUR 24.8m).

Operating costs totaled EUR 46.1m in the first nine months of 2007 or 29 percent of revenues and were significantly below the 2006 nine months rate of 40 percent of revenues (absolute value 9M/2006 EUR 43.9m). The relatively higher Q3/2007 revenue level was such that the (primarily fixed-cost type) operating costs (Q3/2007: EUR 15.0m) came in at a more favorable 29 percent of the revenues of EUR 51.7m in this quarter, 4 percentage points lower than the previous quarter rate of 33 percent (Q2/2007: 15.1m) and 6 percentage points lower than the same quarter last year (Q3/2006: EUR 14.3m, 35 percent).

The absolute increase of EUR 2.4m in selling expenses year over year (9M/2007: EUR 18.3m or 11 percent of revenues; 9M/2006: EUR 15.9m or 15 percent of revenues) reflects volume related higher direct sales expenditures, such as sales commissions and warranty provision expenses. In the third quarter 2007, selling expenses were EUR 6.8m (13 percent relative to revenues), compared to EUR 5.6m (14 percent of revenues) in Q3/2006 and EUR 4.6m in Q2/2007 (11 percent of revenues).

The absolute decrease of EUR 1.2m in general and administration expenses year over year (9M/2007: EUR 11.9m or 7 percent of revenues; 9M/2006: EUR 13.2m or 12 percent of revenues) mainly results from reduced legal and consulting costs. In the third quarter of 2007, general and administration expenses were EUR 3.6m (7 percent of revenues), in the same quarter of the previous year EUR 3.8m (9 percent of revenues) and EUR 4.1m (9 percent of revenues) in the second quarter 2007.

For developments of research and development costs, please refer to 2.4.

The 2007 first nine months other operating income (9M/2007: EUR 5.1m) consists mainly of currency exchange gains, funding income for research projects, release of accruals and settlement of a contract in the first quarter of 2007.

The 2007 first nine months other operating expenses (9m/2007: EUR 0.5m) relate principally to currency exchange losses.

4.1.3. Development of Results

Reflecting the increasing percentage of common platform system revenues, paired with a favorable product mix, the gross margin improved marginally by 1 percentage point year over year achieving a 39 percent gross margin performance in the first nine months of 2007. The absolute gross profit figure increased by 51 percent (disproportionately higher than the 48 percent increase of revenues), from EUR 41.5m in the first nine months of 2006 to EUR 62.4m in the first nine months of 2007. In the third quarter 2007, revenues came in at EUR 51.7m, in the second quarter 2007 at EUR 45.2m and in the third quarter of the previous year at EUR 40.9m.

During the nine months 2007 reporting period, the operating result (EBIT), and the net result increased significantly. Whilst in the first nine months of 2006, the company recorded both a negative EBIT and a net loss performance of EUR -2.4m, in the same period of 2007, EBIT improved to EUR 16.4m, and net profit rose to EUR 14.8m, resulting in an EBIT margin and net profit margin of 10 and 9 percent respectively. The EBIT margin recorded in Q3/2007 came in at 10 percent (EUR 5.0m), 3 percentage points higher than in the prior quarter (Q2/2007: EUR 3.2m) and 6 percentage points higher than the third quarter of 2006 (EUR 1.8m). The net result in the third quarter 2007 was EUR 3.4m, in the second quarter of 2007 EUR 3.8m and in the third quarter of 2006 EUR 1.9m.

4.1.4. Development of Orders

	2007		2006
Equipment Orders	Q1-Q3		Q1-Q3		Change
	million €	%	million €	%	Million €	%
Equipment order intake	160.8	100	133.5	100	27.3	20
of which Silicon
Semiconductor Equipment	31.0	19	31.6	24	(0.6)	(2)
of which Compound
Semiconductor Equipment and
other equipment (OVPD®, SiC)	129.8	81	101.9	76	27.9	27
Equipment order backlog
(end of period)	102.8	100	98.3	100	4.5	5
of which Silicon
Semiconductor Equipment	7.0	7	14.0	14	(7.0)	(50)
of which Compound
Semiconductor Equipment and
other equipment (OVPD®, SiC)	95.8	93	84.3	86	11.5	14

The order intake figure achieved in Q3/2007 of EUR 70.0m represents a company order intake record and is a 39 percent increase over the prior quarter (Q2/2007: EUR 50.3m). Included in the Q3 figure is the largest value single system order AIXTRON has ever taken for a deposition tool, from Cambridge based Plastic Logic Ltd., which will be used for thin film deposition of a key organic dielectric layer in the manufacturing process for flexible organic TFT backplanes. The value of the Plastic Logic order cannot be disclosed for contractual reasons. The total value of all equipment orders received in the first nine months of 2007, excluding spares & service, increased year over year by 20 percent to EUR 160.8m compared to EUR 133.5m in the first nine months of 2006.

The ratio split of equipment order intake between Compound Semiconductor equipment and Silicon Semiconductor equipment has changed from 3:1 for 9M/2006 to 4:1 in the first nine months of 2007 in favor of Compound Semiconductor equipment.

The 27 percent increase of Compound Semiconductor equipment order intake largely resulted from the increased demand for systems for the production of LEDs used in backlighting panels for displays, automotive applications and other general applications. The large single order from Plastic Logic Ltd., mentioned above, also contributed to the strong order intake growth in the first nine months of 2007. Another positive development was the fact that AIXTRON’s common platform systems launched in December 2005, continue to be well received by customers, as evidenced by both increased repeat and multiple orders.

The order backlog has improved by 5 percent from EUR 98.3m as of September 30, 2006 to a level of EUR 102.8m at September 30, 2007. The order backlog of Silicon Semiconductor systems decreased by 50 percent from EUR 14.0m to EUR 7.0m as of September 30, 2007. The remaining backlog figure of EUR 95.8m (or 93 percent of order backlog) is made up of compound system orders and represents a 14 percent increase year over year. Almost all of the current backlog is due for delivery before the end of Q2/2008. As a matter of company policy, only those systems for which the company has received both a firm purchase order and a specific delivery date are recorded as order intake and order backlog.

4.2. Financial Position

4.2.1. Funding

The Company recorded no bank borrowings as of September 30, 2007.

Due to the ongoing profitability of the company in 2007, the equity ratio grew further from 70 percent as of December 31, 2006 to 74 percent as of September 30, 2007.

As of September 30, 2007, banks had provided advance payment guarantees to customers on behalf of AIXTRON totaling EUR 16.8m (December 31, 2006: EUR 17.1m).

1.5 million AIXTRON shares, issued in connection with the acquisition of Genus in 2005, remain in a trust to service the Genus employee stock options program. AIXTRON treats these specific shares as own shares and records shareholders’ equity net of own shares.

4.2.2. Investments

The AIXTRON Group’s investments in the first nine months of 2007 totalled EUR 3.3m (9M/2006: EUR 1.9m) mainly for technical equipment and enterprise software. The latter includes stage payments for the ongoing group wide implementation of SAP ERP-software.

4.2.3. Liquidity

Compared with September 30, 2006 (EUR 52.5m), and the previous quarter (June 30, 2007: EUR 53.9m) the value of cash and cash equivalents as per September 30, 2007 remained stable at EUR 53.7m despite a significant production volume increase. In comparison to the previous year end 2006 (EUR 46.8m), cash and cash equivalents increased by 15 percent.

4.3. Total Assets

Total assets increased slightly from EUR 263.5m as at December 31, 2006 to EUR 266.5m as at September 30, 2007. This was primarily due to higher volume and more profitable business activity (e.g. higher trade receivables, more cash, positive retained earnings).

The individual item developments are as follows:

4.3.1 Property, Plant and Equipment

The value of property, plant and equipment decreased by EUR 2.9m (December 31, 2006: EUR 36.4m) to EUR 33.5m. as per September 30, 2007. This decrease in book value was mainly due to asset depreciation less additions in machines and equipment.

4.3.2. Goodwill

The decrease in recorded goodwill by EUR 4.1m from EUR 65.1m as per December 31, 2006 to EUR 61.0m as per September 30, 2007 resulted from currency exchange rate translation adjustments.

4.3.3. Deferred tax assets

On July 6 2007 tax reforms were approved in Germany. All effects that result from these tax changes have been included in this report for the nine months ended September 30, 2007. As a consequence of the lower German tax rates, the value of deferred tax assets reduced by EUR 0.8m. This has been expensed as a tax charge in the Income Statement.

4.3.4. Other Intangible Assets

The value of other intangible assets decreased by EUR 2.6m from EUR 15.1m as per December 31, 2006 to EUR 12.5m as per September 30, 2007. This was due mainly to scheduled amortization expenses and currency exchange rate translation adjustments.

4.3.5. Trade Receivables

Trade receivables increased by EUR 5.0m from EUR 27.7m as of December 31, 2006 to EUR 32.7m as of September 30, due to the increased revenues in the first nine months of 2007.

5. Employees

The total number of employees grew by 7 percent from 561 on September 30, 2006 to 601 on September 30, 2007. This was mainly driven by the 16 percent increase of R&D staff in support of new product development work. Moreover, the number of Sales & Service employees in Asia, where AIXTRON derived 86 percent of the companies revenues by the end of the nine months of 2007, has increased by 11 percent year over year.

Employees by Region	2007		2006		Change
	Sep 30%		Sep 30%		Sep 30%
Asia	78	13	70	12	8	11
Europe	390	65	363	65	27	7
USA	133	22	128	23	5	4
Total	601	100	561	100	40	7

As of September 30, 2007 the majority of AIXTRON’s employees worked in Research & Development and Sales & Service roles.

Employees by Function	2007		2006		Change
	Sep 30%		Sep 30%		Sep 30%
Sales & Service	184	31	178	32	6	3
Research & Development	207	34	179	32	28	16
Manufacturing	138	23	127	23	11	9
Administration	72	12	77	13	(5)	(6)
Total	601	100	561	100	40	7

6. Report on Post-Balance Sheet Date Events

In October 2007, AIXTRON announced the acquisition of Nanoinstruments Ltd. The price of the transaction was not disclosed for contractual reasons, but was not material to AIXTRON’s business. Founded in 2005 as a spin-off from the University of Cambridge, Nanoinstruments is a manufacturer of chemical vapor deposition (CVD) and plasma enhanced CVD research systems for Carbon nanotubes (CNT) and other nanomaterials. CNT is a promising material solution for many future optical and electronic devices and applications. CNT is currently being investigated by many research groups as a promising material to be used in flat panel displays, heat sinks, integrated circuits or sensors. The addition of Nanoinstruments’ products to the Company’s portfolio of deposition equipment creates new potential opportunities in the mid and long term within the Nanotechnology application space for AIXTRON.

7. Report on Expected Developments

7.1. Future Economic Environment and Opportunities

AIXTRON believes that the following market trends in the relevant end user markets could have a positive effect on future business:

Short Term

•                  A further increase of capacity for the production of high-performance laser products and LED backlighting for the next generation LCD-Screens (liquid crystal displays).

•                  Increased adoption of LEDs in automotive applications (e.g. interior lighting, headlights and rear lights).

Mid Term

•                  Increased research activities leading to the application of LEDs in general lighting (mainly aiming at higher performance and yield).

•                  Increased qualification of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive applications.

•                  Promising development of plastic electronics/ flexible organic TFT backplanes.

•                  Increased research activity for development of specialized solar cell applications.

Long Term

•                  Promising longer term development of technologies for OLED lighting and organic material large area deposition.

•                  Intensified activity in the development of new complex semiconductor material applications as substituting materials in the Silicon Semiconductor industry.

•                  Development of new applications using Carbon Nanotubes.

7.2. Risk Report

AIXTRON is exposed to a series of risks which are described in detail in the section „Risk Factors” in AIXTRON’s annual report 2006 on form 20-F, which has been filed with the US Securities and Exchange Commission on March 15, 2007. A copy of the Company’s most recent Form 20-F is available on the Company’s website at http://www.aixtron.com, as well as on the SEC’s website at http://www.sec.gov. During the first nine months of the 2007 fiscal year, AIXTRON Management were not aware of any significant additions or changes in the risks as described in the annual report 2006 referred to above.

7.3. Expected Results of Operations and Financial Position

Following the continued positive revenue and EBIT development in the third quarter of 2007, the 2007 nine months EBIT figure achieved is at a higher level than originally predicted for the whole year, consequently, the AIXTRON management has now raised revenue guidance to EUR 215m and EBIT to EUR 20m for the calendar year 2007.

The Company remains confident of the short, medium and long-term prospects in the targeted markets. With a currently positive outlook and activity levels, especially for LED applications, the Company anticipates a continuing healthy order intake level in the short to mid term. Consequently, prospects for the years 2008 — 2010 remain encouraging.

Due to the current high proportion of orders invoiced in US-Dollars, the ongoing and increasing weakness of the US-Dollar relative to the Euro could have a negative impact on sales revenues and consequently the results. The Company is partially able to offset the effect of this by its currency hedging policy.

In the remaining three months of the financial year 2007, the Company plans further capital expenditures, mainly to modernize laboratory equipment and for the continuing implementation of SAP ERP-software. As at September 30th 2007, AIXTRON had no binding agreements for participation financing, Company acquisition or transfers of parts of the Company.

In the AIXTRON management’s opinion, the Company has sufficient liquid assets and access to funds to finance the continuing business operations and planned replacement investments.

8. Consolidated Interim Financial Statements

8.1. Consolidated Income Statement

in EUR thousands, except per share amounts and amount of shares	Q1 - Q3 2007*	Q3 2007*	Q1 - Q3 2006*	Q3 2006*
Revenues	160,741	51,738	108,635	40,934
Cost of sales	98,333	31,794	67,183	24,801
Gross profit	62,408	19,944	41,452	16,133

Selling expenses	18,348	6,819	15,862	5,568
General administration expenses	11,928	3,612	13,164	3,818
Research and development costs	20,377	6,192	18,650	6,126
Other operating income	5,090	1,884	4,440	1,383
Other operating expenses	494	232	628	175
Operating result	16,351	4,973	-2,412	1,829

Interest income	1,193	465	474	215
Interest expense	44	36	23	15
Net interest	1,149	429	451	200
Result before taxes	17,500	5,402	-1,961	2,029

Taxes on income	2,686	2,044	442	90
Net income/loss for the period (after taxes)	14,814	3,358	-2,403	1,939

Basic earnings per share (EUR)	0.17	0.04	-0.03	0.02
Diluted earnings per share (EUR)	0.17	0.04	-0.03	0.02

Weighted average number of shares used in computing per share amounts:

Basic	88,086,232	88,649,084	87,820,345	87,836,124
Diluted	88,812,168	89,551,162	87,820,345	87,925,885

Statement of recognized income and expenses	TEUR	TEUR	TEUR	TEUR
Net income/loss for the period	14,814	3,358	-2,403	-1,939
Foreign currency translation adjustments	-6,212	-4,330	-5,083	-438
Derivative financial instruments	528	679	385	49
Total recognized income and expenses for the period	9,130	-293	-7,101	-2,328

* unaudited

8.2. Consolidated Balance Sheet

in EUR thousands	30.09.2007 *	31.12.2006
Assets
Property, plant and equipment	33,495	36,381
Goodwill	60,982	65,052
Other intangible assets	12,534	15,097
Investment property	4,908	4,908
Other non-current assets	787	671
Deferred tax assets	4,283	5,380
Tax assets	486	486
Total non-current assets	117,475	127,975
Inventories	52,851	53,149
Trade receivables	32,695	27,677
less allowance of kEUR 300 (2006: kEUR 311)
Current tax assets	499	699
Other current assets	9,277	4,450
Other financial assets	0	2,781
Cash and cash equivalents	53,719	46,751
Total current assets	149,041	135,507
Total Assets	266,516	263,482

Liabilities and shareholders´ equity
Subscribed capital	88,662	87,836
No. of shares: 88,662,012 (2006: 87,836,154)
Additional paid-in capital	100,176	97,444
Retained earnings	11,409	(3,406)
Income and expenses recognized in equity	(3,616)	2,068
Total shareholders´ equity	196,631	183,942
Provisions for pensions	1,021	983
Other non-current liabilities	73	76
Other non-current accruals and provisions	1,650	2,030
Total non-current liabilities	2,744	3,089
Trade payables	23,328	29,926
Advanced payments from customers	27,280	31,421
Other current accruals and provisions	13,173	12,591
Other current liabilities	1,290	1,443
Current tax liabilities	1,752	536
Convertible bonds	1	3
Deferred revenues	317	531
Total current liabilities	67,141	76,451
Total liabilities	69,885	79,540
Total liabilities and shareholders´ equity	266,516	263,482

* unaudited

8.3. Consolidated Statement of Cash Flows

in EUR thousands	Q1 - Q3 2007	Q1 - Q3 2006
Cash inflow/outflow from operating activities
Net income/loss for the period (after taxes)	14,814	(2,403)
Reconciliation between net result and cash inflow/outflow from operating activities

Accrued expense for stock options	924	1,099
Impairment expense	332	271
Depreciation and amortization expense	7,333	7,597
Result from disposal of property, plant and equipment	23	57
Deferred income taxes	1,143	166
Other non-cash expenses	1,061	782

Changes to assets and liabilities
Inventories	(1,237)	(20,701)
Trade receivables	(6,440)	6,851
Other Assets	(4,602)	(1,357)
Trade payable	(5.972)	8,250
Provisions and other liabilities	2,079	(2,353)
Deferred revenues	(186)	442
Non-current liabilities	(213)	(659)
Advanced payments from customers	(3,490)	25,121
Cash inflow/outflow from operating activities	5,569	23,163

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	(2,728)	(1,765)
Capital expenditures in intangible assets	(568)	(144)
Cash deposits at banks (maturity 6 months)	2,781	0
Cash inflow/outflow from investing activities	(515)	(1,909)

Cash inflow/outflow from financing activities
Exercise of stock options	2,634	83
Cash inflow/outflow from financing activities	2,634	83

Effect of changes in exchange rates on cash and cash equivalents	(720)	(315)

Net change in cash and cash equivalents	6,968	21,022
Cash and cash equivalents at the beginning of the period	46,751	31,435
Cash and cash equivalents at the end of the period	53,719	52,457
Cash paid for interest	11	22
Cash received for interest	1,176	462
Cash paid for income taxes	755	148
Cash received for income taxes	200	117

* unaudited

8.4. Development of Consolidated Equity*

							Income and expense
							recognized directly
							in equity

	No. of	Sub-	Treasury Shares	Sub-		Add. Paid-in Capital	Currency trans- lation	Deri-	Retained Earnings	Total Share holders Equity
	issued	scribed		scribed				vative
	ordinary	Capital		Capital				Financial
	shares of	under		under				Instru-
	AIXTRON AG	HGB		IFRS				ments

AIXTRON GROUP Consolidated Statement of Changes in Shareholders´ Equity*

in EUR thousands

Balance at
January 1, 2006	87,796,614	89,800	(2,003)	87,797		95,951	9,420	(305)	(9,264)	183,599
Net loss for the period									(2,403)	(2,403)
Accrued expense for
stock options						1,102				1,102
Exercise of stock options	39,510		39 **	40		43				83
Foreign currency
translation adjustment							(5,083)			(5,083)
Derivative financial
instruments								385		385
Balance at
September 30, 2006	87,836,124	89,800	(1,964)	87,836	**	97,096	4,337	80	(11,666)**	177,683

Balance at
January 1, 2007	87,836,154	89,800	(1,963)	87,836		97,444	1,549	519	(3,406)	183,942
Net income for the period									14,814	14,814
Accrued expense for
stock options						924				924
Exercise of stock options	825,858	372	454	826		1,808				2,634
Currency translation							(6,212)			(6,212)
Derivative financial
instruments								528		528
Balance at
September 30, 2007	88,662,012	90,172	(1,509)	88,662		100,176	(4,663)	1,047	11,409 **	196,631 **

* unaudited

** rounded

9. Additional Explanatory Disclosures on Interim Financial Statements

9.1. Basis of Preparation

The interim consolidated financial statements of AIXTRON AG have been prepared in accordance with the International Accounting Standards (IAS) 34, „Interim Financial Reporting”. This consolidated nine months report was not audited according to §317 HGB or reviewed by a certified auditor.

9.2. Significant Accounting Policies

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2006.

9.3. Segment Reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment, the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
In EUR thousands		Asia	Europe	USA	Group
Revenues realized with third parties	2007	137,941	9,690	13,110	160,741
Q1-Q3	2006	88,211	10,629	9,795	108,635
Segment assets
(property, plant and equipment)	2007	227	30,343	2,924	33,494
Sep-30	2006	399	38,722	4,432	43,553

9.4. Stock Option Plans

In the first nine months of 2007, stock options held by AIXTRON’s employees and Executive Board members and representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS) developed as follows:

	AIXTRON Stock Options	Genus Stock Options
	Number of Shares	Number of Shares
Outstanding as of January 1, 2007	5,060,565	994,469
Granted in Period	—	—
Exercised in Period	371,895	453,963
Expired in Period	—	55,082
Forfeited in Period	121,326	—
Outstanding as of Sept. 30, 2007	4,567,344	485,424

As part of the Genus Inc. acquisition transaction, which was completed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

10. Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the nine months ended September 30, 2007 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Aachen, November 2007

AIXTRON Aktiengesellschaft, Aachen

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: November 6, 2007

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO